FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               7th January 2004


                           CRH - Trading Statement



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Trading Statement




                           N E W S      R E L E A S E



                                                                  7 January 2004



                    FULL YEAR 2003 TRADING UPDATE STATEMENT



CRH plc, the international building materials group, is issuing this trading statement for the year ending 31 December 2003 in advance of its Preliminary Results for the year which are due to be announced on 2 March 2004.



Overview

Despite the first-half profit decline and a significant adverse currency translation impact, we now expect to report full-year profit before tax broadly in line with the 2002 level and ahead of our earlier expectations. This would represent an increase of over 10% in constant currency terms.



First-half activity was affected by an exceptionally cold first quarter in Northeast Europe and particularly wet weather in the Northeast and Midwest United States. The second half saw substantial recovery of first-half weather related volume declines and benefited from continued strong residential construction in Ireland. We spent approximately euro 1.6 billion on acquisitions and investments during 2003 with our Europe Products & Distribution Division enjoying particular success.



A major feature of 2003 has been the ongoing decline of the US Dollar. As previously highlighted, this has a significant negative impact on the translation into euro of our US operating profits partly mitigated by a positive impact on translation of US Dollar-denominated goodwill amortisation and interest costs. The full year average US$/euro exchange rate for 2003 was 1.1312 (2002: 0.9456). This rate, combined with the average 2003 exchange rates for our other operating currencies, results in an adverse full year translation impact of euro 86 million equivalent to approximately 10% of 2002's profit before tax level of euro 856 million.



Republic of Ireland

A very strong housing sector, with an estimated record 65,000 house completions compared with 57,700 in 2002, resulted in volume increases of over 10% for our cement and concrete products. Road construction work under the National Development Plan was strong in the first half but, as expected, was weak in the second half due to a decline in new start-up work resulting in full year volume declines for stone and blacktop. The commercial and industrial sectors had another poor year with an overhang of office and industrial buildings continuing to curtail new-build. Total 2003 construction output was broadly similar to 2002 and our operating profits are also expected to be in line with 2002 levels.



Britain & Northern Ireland

The euro was on average approximately 9% stronger versus Sterling than in 2002 giving rise to an adverse translation impact on operating profit of approximately euro 5 million. Despite this we expect that higher profits in Sterling terms will result in a broadly similar operating profit outcome when stated in euro.



Ibstock's brick volumes were similar to 2002. Price improvements and a more favourable gas supply contract mitigated the impact of other increased costs and profitability improved. Our concrete, insulation and fencing operations also performed well.



After a slow start for our Materials Division in Northern Ireland, the second half was strong particularly in the housing and road maintenance sectors, while our construction division had a good year.



Mainland Europe - Materials

Following an exceptionally cold first quarter in Northeast Europe, demand recovered strongly in the second half. Our cement operations in Poland offset the first-half activity setback to end the year with volumes in line with 2002. In Finland, volumes in both cement and readymixed concrete grew strongly in the second half. Swiss construction activity varied; however, we enjoyed strong cement demand as the major infrastructure projects which commenced in 2002 were implemented. In Spain, although major infrastructure investment and a strong residential sector contributed to improved volumes, margins were under pressure. The Israeli economy was adversely affected by the political and security situation; however, cost reductions and efficiency improvements ensured a satisfactory outcome. With an adverse currency translation impact of approximately euro 6 million offset by the absence of 2002's Polish rationalisation charge, operating profits for Mainland Europe Materials are expected to be modestly ahead of the 2002 outcome.



Mainland Europe - Products & Distribution

Construction output in the Products & Distribution Division's markets remained subdued in 2003. Against this weak backdrop, our legacy businesses performed well and broadly matched 2002 performance, aided by the benefits of continuing cost cutting and efficiency improvement programmes; meanwhile the incremental benefits of 2002 and 2003 acquisitions, in particular Cementbouw, resulted in a strong advance in overall sales and operating profits. Cementbouw results are included from 3 October.



The Concrete Products Group continued to suffer from general weakness in residential and commercial markets; however, helped by the full year inclusion of Ehl (acquired May 2002) and an active second-half development spend, profits advanced. While the Clay Products Group continued to experience difficult market conditions in Germany, a strong second-half recovery in Poland resulted in improved results. The Insulation Group also benefited from improvements in its Polish operations and from positive acquisition contributions. In the Building Products Group, our Fencing & Security business maintained underlying performance while Adronit (acquired March 2003) and Magnetic Autocontrol (acquired July 2003) contributed positively to results. Daylight & Ventilation operations had a difficult year with the ongoing decline in the German market and once off re-structuring costs resulting in lower profits. Plakabeton, the Belgium-based metal building accessories business acquired in April 2003, contributed strongly to results. The Distribution Group continued to advance benefiting from underlying improvements and acquisition contributions.



The Americas - Materials

The Materials Division suffered from record wet weather in the Northeast and Midwest resulting in a decline in both volumes and US Dollar operating profits from heritage operations. On the positive side the impact of higher energy costs was largely recovered through improved blacktop pricing, and positive incremental contributions from 2002 and 2003 development initiatives resulted in higher overall US Dollar operating profits. Although US Dollar operating profits have increased, an adverse translation impact of approximately euro 55 million will result in lower reported euro operating profits for this Division.



In New England, despite a strong year in Connecticut and continued improvement in Massachusetts, wet weather and the early onset of winter curtailed the construction season leaving profits just short of 2002 levels. In New York/New Jersey, the greater metropolitan New York market continued to perform well. In Upstate New York, improvement in Albany contrasted with a poor Rochester market. Overall results for this regional grouping were slightly behind 2002 levels. In the Central region, a significant reduction in state highway spending caused operations in Michigan to perform well below expectations. Operations in Ohio benefited from a mid-year increase in the state motor gasoline tax while the successful integration of S.E. Johnson (acquired May 2003) and other add-on acquisitions resulted in an overall improvement in regional profitability. In the West markets in southern Idaho and Utah stabilised in 2003 while Iowa continued to perform well. This, combined with integration of recent acquisitions and cost reduction measures, resulted in higher operating profits despite weaker markets in Colorado, eastern Washington and northern Idaho.



The Americas - Products & Distribution

The Products & Distribution Division had to contend with the wet weather and weak commercial markets. However, historically low interest rates boosted both new residential construction and re-financing activity raising home repair/ remodelling spending. In the Precast Group, cost cutting and some consolidation of operations helped maintain margins in tough markets and profits were similar to last year. Despite a shortened selling season, the Architectural Products Group saw growth in professional hardscape products and in lawn and garden products sales through homecentres. However, brick sales declined in very competitive markets and plant restructuring negatively impacted our decorative stone businesses. Overall profits for this group advanced aided by a strong level of development activity. In the Glass Group, continuing weak non-residential markets resulted in a very competitive environment but market share gains mitigated the decline in profits. The Distribution Group enjoyed a good business environment spawned by a severe winter which led to extensive RMI demand. Heritage branches made further progress through improved gross margins while recently acquired businesses performed in excess of expectations.



While US Dollar operating profits have increased compared with 2002, an adverse translation impact of approximately euro 46 million will result in lower reported euro operating profits.



Development

Full year acquisition and investment expenditure amounted to approximately euro
1.6 billion, well ahead of the approximately euro 1 billion level of both 2001 and 2002 and broadly in line with the record 2000 spend.



2003 expenditure includes the purchase in May of S.E. Johnson by the US Materials Group; the acquisition of 100% of the distribution and building products operations of Cementbouw and of a 45% stake in its materials operations (both completed in early October); the 19 small to medium- sized deals announced in our first half Development Strategy Update released in July together with a further 20 small to medium-sized deals announced in today's second-half Development Strategy Update released in conjunction with this trading update.



Financial

Cash generation has remained strong and, with generally lower interest rates and a positive translation effect at the interest level of approximately euro 19 million due to a stronger euro/weaker US$, full year interest costs declined compared with 2002 despite the strong level of development spend. EBITDA/net interest cover for the year was in excess of 12 times.



Outlook

Against a difficult backdrop the Group has performed strongly in 2003 reflecting relentless operational focus and the continuing success of our acquisition strategy. With ongoing strong cash flow and comfortable interest cover we continue to be well positioned to take advantage of acquisition opportunities as they arise and, with a sustained emphasis on cost control and efficiency improvements, we face 2004 with confidence despite the current uncertainties in economies and currency markets.



This trading update contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this trading update and other factors discussed in our Annual Report on Form 20-F filed with the SEC.



CRH will host an analysts' conference call at 8.00am GMT on 7 January 2004 to discuss this statement and the accompanying Development Strategy Update. The dial-in-number is +44 207 162 0180. A recording of the conference call will be available from 10.00am GMT on 7 January 2004 by dialling +44 208 288 4459. The security code for the replay will be 282012.



Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony Chief Executive

Myles Lee Finance Director

Maeve Carton Group Controller



CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 7th January 2004



                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        Finance Director